UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RED METAL RESOURCES LTD.
(Name of Issuer)

Common Stock
(Title of Securities)

75678R 202
(CUSIP Number)

Mr. Joao da Costa
#610 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6
(604) 648-0528
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 202
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Joao da Costa
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power 1,240,358* 8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 1,240,358*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,358*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.1%
14. Type of Reporting Person (See Instructions) IN
*Includes 447,024 shares of common stock, a warrant for the purchase of 266,667 shares of common stock at an exercise price of $0.50 per share and an option for the purchase of 230,000 shares.  The warrant will expire on April 8, 2013 and the option will expire on September 2, 2013.  The total also includes 296,667 shares of common stock owned by Da Costa Management Corporation, an entity wholly-owned by Mr. Da Costa

Item 1.	Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

Item 2.	Identity and Background

(a)           This statement is filed by Joao da Costa (the “Reporting Person”).

(b)           The Reporting Person’s address is #610 – 1100 Melville Street,Vancouver, British Columbia V6E 4A6

(c)           The Reporting Person is the Chief Financial Officer of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person, who is an executive officer of the Issuer, was granted an option to puchase 230,000 shares of the Issuer’s common stock on September 2, 2011 (the “Option”).  The Option was granted as compensation for bona fide services rendered to the Issuer.  The exercise price of the Option is $0.50 per share and the expiration date is September 2, 2013.

Item 4.	Purpose of Transaction

The Option was granted to the Reporting Person as compensation for services rendered to the Issuer.

Item 5.	Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 1,240,358 shares, or approximately 7.1%, of the Issuer’s common stock.  Included in this amount is 296,667 shares of common stock owned by an entity that is wholly-owned and controlled by the Reporting Person.  The Reporting Person has the sole power to vote and to dispose of the shares he owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report, other than the transactions reported herein.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2011
/s/Joao da Costa
Joao da Costa